Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           Payment Data Systems, Inc.

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                                (Name of Issuer)
                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)
                                    70438S103
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                                 (CUSIP Number)
                                 Michael R. Long
                Chief Executive Officer and Chief Financial Officer
                           12500 San Pedro, Suite 120
                            San Antonio, Texas 78216
                                 (210) 249-4100

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 December 27, 2006

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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
--------------------------------------------------------------------------------




CUSIP No. 70438S103

   1.       Name of Reporting Person:      I.R.S. Identification Nos. of above persons (entities only):
            Michael R. Long

   2.       Check the Appropriate Box if a Member of a Group (See Instructions):
            (a)  [ ]
            (b)  [ ]

   3..      SEC Use Only:

   4.       Source of Funds (See Instructions):
            SC

   5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

   6        Citizenship or Place of Organization:
            United States

                    7.          Sole Voting Power:
                                7,277,191(1)

Number of
Shares              8.          Shared Voting Power:
Beneficially                    0
Owned by
Each Reporting      9.          Sole Dispositive Power:
Person With                     7,277,191(1)

                    10.         Shared Dispositive Power:
                                0

   11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
            7,277,191

   12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
            [ ]

   13       Percent of Class Represented by Amount in Row (11):
            12.2%

   14       Type of Reporting Person (See Instructions):
            IN

1 Includes 1,680,167 shares not currently outstanding but subject to currently exercisable options.


Item 1. Security and Issuer

This statement relates to shares of common stock, par value $0.001 per share, of Payment Data Systems, Inc., a Nevada corporation. The address of the principal executive office of Payment Data Systems, Inc. is 12500 San Pedro, Suite 120, San Antonio, Texas 78216.

Item 2. Identity and Background

(a)     Michael R. Long
(b)     12500 San Pedro, Suite 120, San Antonio, Texas 78216
(c) Mr. Long is employed by Payment Data Systems, Inc. as its Chief Executive Officer and Chief Financial Officer. The address of the principal executive office of Payment Data Systems, Inc. is 12500 San Pedro, Suite 120, San Antonio, Texas 78216.
(d) During the last five years, Mr. Long has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, Mr. Long has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)     United States

Item 3. Source and Amount of Funds or Other Consideration

On December 27, 2006, Mr. Long was granted 2,500,611 shares of common stock. These shares were granted to Mr. Long as a result of his employment with Payment Data Systems, Inc.

Item 4.  Purpose of Transaction

In a private transaction, Mr. Long was granted 2,500,611 shares of common stock. These shares were granted to Mr. Long as a result of his employment with Payment Data Systems, Inc.

Item 5. Interest in Securities of the Issuer

(a) Mr. Long is the beneficial owner of 7,277,191 shares, or 12.2% of the outstanding common stock of Payment Data Systems, Inc. as of February 2, 2007, which includes 1,680,167 shares issuable pursuant to stock options granted by Payment Data Systems, Inc. that are vested and fully exercisable.
(b) Mr. Long has sole voting power and sole dispositive power with respect to the shares of common stock reported herein.
(c) During the past sixty days, the only transactions in the common stock by Mr. Long other than as described in Item 3 above were the following open market sales effected pursuant to a 10(b)5-1 trading plan effective as of September 14, 2006:

               Date              Price          Number of Shares Sold
               ----              -----          ---------------------
             1/16/2007          $0.11                  10,000
             1/25/2007          $0.103                 10,000
             1/25/2007          $0.105                 10,000

(d)     Not applicable.
(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Mr. Long was granted 2,500,611 shares of common stock that vest on December 27, 2016. Mr. Long may acquire 1,680,167 shares of common stock issuable pursuant to stock options granted by Payment Data Systems, Inc. that are vested and fully exercisable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2007

     /s/ Michael R. Long
     -------------------
     Michael R. Long
     Chief Executive Officer and Chief Financial Officer